Exhibit 4.8

2023 RESTRICTED SHARE UNIT PLAN

The purpose of this Plan is to advance the interests of the Company by: (i) providing Eligible Persons with incentives; (ii) rewarding performance by Participants; (iii) increasing the proprietary interest of Participants in the success of the Company; (iv) encouraging Participants to remain with the Company or its Affiliates; (v) attracting new directors, employees, officers and Consultants; and; (vi) aligning the interests of the Participants with those of the shareholders of the Company.

Article 1
INTERPRETATION

Section 1.1 Interpretation

For the purposes of this Plan, the following terms shall have the following meanings:

(a)	“Affiliate” has the meaning ascribed to that term in Policy 1.1;

(b)	“Applicable Law” means the requirements relating to the administration of restricted share unit plans under the applicable corporate and securities laws of British Columbia and Canada, any Stock Exchange or quotation system on which the Shares are listed or quoted and the applicable laws of any foreign country or jurisdiction which apply to RSUs granted under the Plan

(c)	“Associate” has the meaning ascribed to that term in Policy 1.1;

(d)	“Board” means the board of directors of the Company as constituted from time to time;

(e)	“Business Day” means a day, other than a Saturday or Sunday, on which banking institutions in Toronto, Ontario are not authorized or obligated by law to close;

(f)	“Cause”, the existence of which will be determined in good faith by the Board or a designee of the Board, with respect to a Participant shall, if such Participant has entered into a service or employment agreement with the Company or an Affiliate that is in effect, have the meaning given to the term in that agreement, or, if no such agreement exists, or if “Cause” is not defined therein, then Cause shall include such Participant’s:

(i)	willful misconduct of the Participant with regard to the Company, or an Affiliate, which constitutes a material breach of any of his or her obligations set forth in any written agreement governing the terms of the Participant’s service as the same may then be in effect and such breach, if curable, has not been cured within fifteen (15) days after written notice by the Company, or the affected Affiliate, to the Participant;

(ii)	fraud, embezzlement, theft or other material dishonesty by the Participant with respect to the Company, or an Affiliate;

(iii)	the Participant’s material breach of his or her fiduciary duties as an officer or manager of the Company, or an Affiliate, or as an officer, trustee, director or other fiduciary of any pension or benefit plan of the Company, or an Affiliate, or willful misconduct which has, or could reasonably be expected to have, a material adverse effect upon the business, interests or reputation of the Company, or an Affiliate, and such breach or conduct, if curable, has not been cured within fifteen (15) days after written notice by the Company, or the affected Affiliate, to the Participant;

(iv)	the Participant’s indictment for, or a plea of nolo contendere to, any felony or an analogous provision under the laws of a local jurisdiction; or

(v)	refusal or failure by the Participant to attempt in good faith to follow or carry out the reasonable written instructions of the Board which failure, if curable, does not cease within fifteen (15) days after written notice of such failure is given to the Participant by the Board. For purposes of this paragraph, no act, or failure to act, on the Participant’s part shall be considered “willful” unless done or omitted to be done by him or her not in good faith and without reasonable belief that his or her action or omission was in the best interests of the Company;

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Notwithstanding the foregoing, to the extent that an alternative definition of Cause is provided in the Participant’s Grant Certificate, “Cause” shall have the meaning assigned thereto; provided that any alternative definition of Cause in the Grant Certificate shall govern and supersede any alternative definition of Cause in any applicable service or employment agreement to the extent of any inconsistencies between such definitions;

(g)	“Change of Control Event”, shall, if such Participant has entered into a service or employment agreement with the Company or an Affiliate that is in effect, have the meaning given to the term in that agreement, or, if no such agreement exists, or if “Change of Control” is not defined therein, means:

(i)	a reorganization, amalgamation, merger or plan of arrangement in connection with any of the foregoing, other than solely involving the Company and one or more of its Affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares immediately prior to such reorganization, amalgamation, merger or plan of arrangement do not, following such reorganization, amalgamation, merger or plan of arrangement beneficially own, directly or indirectly, more than 50 percent of the resulting voting shares on a fully-diluted basis;

(ii)	the acquisition of Shares by a person or group of persons acting in concert (other than the Company or an Affiliate) as a result of which the offeror and its affiliates beneficially own, directly or indirectly, 50 percent or more of the Shares then outstanding; or

(iii)	the sale to a person other than an Affiliate of all or substantially all of the Company’s assets;

Notwithstanding the foregoing, to the extent that an alternative definition of Change of Control Event is provided in the Participant’s Grant Certificate, “Change of Control Event” shall have the meaning assigned thereto; provided that any alternative definition of Change of Control Event in the Grant Certificate shall govern and supersede any alternative definition of Cause in any applicable service or employment agreement to the extent of any inconsistencies between such definitions;

(h)	“COC Date” means the date of any Change of Control Event.

(i)	“Company” means A2Z Smart Technologies Corp. and its respective successors and assigns, and any reference in the Plan to action by the Company means action by or under the authority of the Board or any person or committee that has been designated for the purpose by the Company;

(j)	“Consultant” has the meaning ascribed to that term in Policy 4.4 of the TSXV and any amendment thereto or replacement thereof;

(k)	“Date of Grant” means the date on which a particular Restricted Share Unit is granted by the Board as evidenced by the Grant Certificate pursuant to which the particular Restricted Share Unit was granted;

(l)	“Disinterested Shareholder Approval” means the approval of a majority of Shareholders of the Company voting at a duly called and held meeting of such Shareholders, excluding votes of Insiders (including Affiliates and Associates of such Insiders) to whom RSUs may be granted under the Plan.

(m)	“Effective Date” has the meaning ascribed in Section 2.3;

(n)	“Eligible Person” means any director, officer, bona fide employee, management company employee or Consultant of the Company or any of its Affiliates and any such person’s personal holding company, as designated by the Board in a resolution;

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(o)	“Expire” means, with respect to a Restricted Share Unit, the termination of such Restricted Share Unit, on the occurrence of which such Restricted Share Unit is void, incapable of settlement, and of no value whatsoever; and Expires and Expired have a similar meaning;

(p)	“Fair Market Value” means, on any particular day, the Market Price of a Share, but if the Shares are not listed and posted for trading on the Stock Exchange at the relevant time, it shall be the fair market value of the Share, as determined by the Board acting in good faith;

(q)	“Good Leaver Termination” means the termination of the Participant’s service with the Company, or an Affiliate, without Cause or due to the Participant’s resignation with Good Reason;

(r)	“Good Reason”, the existence of which will be determined in good faith by the Board or a designee of the Board, with respect to a Participant shall, if such Participant has entered into a service or employment agreement with the Company or an Affiliate that is in effect, have the meaning given to the term in that agreement, or, if no such agreement exists, or if “Good Reason” is not defined therein, then Good Reason means:

(i)	without the express written consent of the Participant, any change or series of changes in the responsibilities, authority, status or reporting relationship of the Participant with the Company, or an Affiliate, such that immediately after such change or series of changes, the responsibilities, authority, status or reporting relationship of the Participant, taken as a whole, are not at least substantially equivalent to those assigned to the Participant immediately prior to such change or series of changes, excluding for this purpose an isolated and inadvertent action not taken in bad faith and which is remedied by the Company, or an Affiliate, promptly after receipt of notice thereof given by the Participant;

(ii)	a reduction by the Company, or an Affiliate, in the Participant’s annual base salary, except:

(A)	as part of a general reduction in the base salary of all or substantially all of the senior executives of the Company, or an Affiliate, which affects the Participant in substantially the same manner as the other senior executives who are also affected by such general reduction; and

(B)	which reduction does not constitute more than 10% of his or her base salary;

(iii)	the taking of any action by the Company, or an Affiliate, which would materially adversely affect the Participant’s participation in or materially reduce the Participant’s benefits, except, in any such case, as part of a general reduction in benefits of all or substantially all of the senior executives of the Company, or an Affiliate, which affects the Participant in substantially the same manner as the other senior executives who are also affected by such general reduction; or

(iv)	any requirement by the Company, or an Affiliate, that the Participant’s principal office be relocated to a location which is more than 50 kilometres from his or her then current location, provided that the Participant has not acquiesced or agreed to such relocation;

Notwithstanding the foregoing, to the extent that an alternative definition of Good Reason is provided in the Participant’s Grant Certificate, “Good Reason” shall have the meaning assigned thereto; provided that any alternative definition of Cause in the Grant Certificate shall govern and supersede any alternative definition of Good Reason in any applicable service or employment agreement to the extent of any inconsistencies between such definitions;

(s)	“Insiders” has the meaning ascribed thereto in the policies of the Stock Exchange;

(t)	“Investor Relations Activities” has the meaning given to such term in Policy 1.1 of the TSXV and any amendment thereto or replacement thereof;

(u)	“Grant Certificate” means a certificate of the Company under which a Restricted Share Unit is granted, substantially in the form attached hereto as Schedule “A”, as may be amended from time to time;

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(v)	“Market Price” has the meaning ascribed to that term in Policy 1.1;

(w)	“Outstanding Shares” means that number of Shares outstanding, on a non-diluted basis, at any point in time as confirmed by the transfer agent and registrar for the Shares.

(x)	“Participant” means an Eligible Person to whom a Restricted Share Unit has been granted;

(y)	“Performance Criteria” means criteria established by the Board in respect of each RSU grant, if any, which, without limitation, may include criteria based on the financial performance of the Company and/or any Affiliate.

(z)	“Plan” means this Restricted Share Unit Plan, as amended from time to time;

(aa)	“Policy 1.1” means Policy 1.1 of the TSXV and any amendments thereto or replacement thereof;

(bb)	“Policy 4.4” means Policy 4.4 of the TSXV and any amendments thereto or replacement thereof;

(cc)	“Restricted Share Unit” and “RSU” mean a unit granted or credited to a Participant’s notional account pursuant to the terms of this Plan that, subject to the provisions hereof, entitles a Participant to receive RSU Shares or, in lieu of RSU Shares (in the sole discretion of the Board), an amount of cash equal to the Fair Market Value of the RSU Share on the Settlement Date.

(dd)	“RSU Shares” means the Shares delivered to the Participant in accordance with the provisions of the Plan in settlement of RSUs under this Plan.

(ee)	“Share” or “Common Shares” means a common share in the capital of the Company, and includes any shares of the Company into which such shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed;

(ff)	“Shareholders” means holders of Shares;

(gg)	“Source Deductions” has the meaning given to that term in Section 2.4;

(hh)	“Special Value” has the meaning given to that term in Section 4.3;

(ii)	“Stock Exchange” means the TSXV or, if the Shares are not listed or posted for trading on the TSXV, the Stock Exchange on which the Shares are listed or posted for trading;

(jj)	“Termination Date” means the date on which a Participant ceases to be an Eligible Person as a result of a termination of employment with the Company or an Affiliate for any reason, including death, retirement, resignation, or Cause. For the purposes of the Plan, a Participant’s employment with the Company or an Affiliate shall be considered to have terminated effective on the last day of the Participant’s actual and active employment with the Company or Affiliate whether such day is selected by agreement with the individual, unilaterally by the Company or Affiliate and whether with or without advance notice to the Participant. For the avoidance of doubt, no period of notice or pay in lieu of notice that is given or that ought to have been given under applicable law in respect of such termination of employment that follows or is in respect of a period after the Participant’s last day of actual and active employment shall be considered as extending the Participant’s period of employment for the purposes of determining his or her entitlement under the Plan;

(kk)	“Transfer” includes without limitation any sale, exchange, assignment, gift, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title, beneficial ownership or the risk of economic exposure passes from one person to another, or to the same person in a different capacity, whether or not voluntary and whether or not for value, and any registered security interest or other agreement in connection with, or to effect, any of the foregoing;

(ll)	“TSXV” means the TSX Venture Exchange; and

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(mm)	“Vesting Date” means the date or dates determined in accordance with the terms of the Grant Certificate entered into in respect of such Restricted Share Units (as described in Section 3.4, on and after which a particular Restricted Share Unit may be settled, subject to amendment or acceleration from time to time in accordance with the terms hereof.

In the Plan, words importing the singular number shall include the plural and vice versa.

Article 2
GENERAL PROVISIONS

Section 2.1 Administration

(1)	The Board shall administer this Plan which shall at all times be subject to Policy 4.4.

(2)	The Board and the Participant must ensure and confirm that the Participant is a bona fide employee, consultant or management company employee.

(3)	Subject to the terms and conditions set forth herein, the Board has the authority: (i) to grant Restricted Share Units to Eligible Persons; (ii) to determine the terms, including the limitations, restrictions, vesting period, Performance Criteria, and conditions, if any, upon such grants; (iii) to interpret this Plan and all agreements entered into hereunder; (iv) to adopt, amend and rescind such administrative guidelines and other rules relating to this Plan as it may from time to time deem advisable; and (v) to make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable, subject to the rules and policies of the TSXV. The Board’s guidelines, rules, interpretations, and determinations shall be conclusive and binding upon the Company, its Affiliates, and all Participants, Eligible Persons and their legal, personal representatives and beneficiaries.

(4)	Notwithstanding the foregoing or any other provision contained herein, the board of directors of the Company shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee and/or to any member thereof. For greater certainty, any such delegation by the board of directors may be revoked at any time at the board of directors’ sole discretion.

(5)	No member of the Board or any person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith, and each member of the Board and each such person shall be entitled to indemnification by the Company with respect to any such action or determination.

(6)	The Company will be responsible for all costs related to the administration of the Plan.

(7)	The Board may adopt such rules or regulations and vary the terms of this Plan and any grant hereunder as it considers necessary to address tax or other requirements of any applicable non-Canadian jurisdiction.

(8)	The maximum number of RSUs which may be issued under this Plan, from time to time, shall be 3,094,532.

(9)	The maximum term of any RSU grant shall not exceed ten (10) years.

(10)	Shares issued pursuant to a RSU grant, do not become available again for grant unless an amendment filing is made and approved by the TSXV.

Section 2.2 Amendment and Termination

(1)	The Board may, in its sole discretion, suspend, terminate, amend or revise the Plan at any time or from time to time amend or revise the terms of the Plan or of any Restricted Share Unit granted under the Plan and any Grant Certificate relating thereto, subject to any required regulatory approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Restricted Share Unit previously granted except as permitted by the terms of this Plan or as required by Applicable Laws.

(2)	If the Plan is terminated, the provisions of the Plan will continue in effect as long as any Restricted Share Unit or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board will remain able to make such amendments to the Plan or the Restricted Share Unit as they would have been entitled to make if the Plan were still in effect.

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Section 2.3 Effective Date

The Plan is established for Eligible Persons, effective on the date that the Plan has been adopted by the Board (the “Effective Date”) provided, however, that no cash and/or Shares underlying a vested RSU shall be issued by the Company to a Participant in accordance with the Plan prior to the Plan having received the necessary regulatory and Shareholder approvals.

Section 2.4 Tax Withholdings and Deductions

Notwithstanding any other provision contained herein, the Company or the relevant Affiliate, as applicable, shall be entitled to withhold from any amount payable to a Participant, either under this Plan or otherwise, such amounts as may be necessary so as to ensure that the Company or the relevant Affiliate is in compliance with the applicable provisions of any federal, provincial or local law relating to the withholding of tax or other required deductions relating to the settlement of any Restricted Share Units (the “Source Deductions”). The Company or the relevant Affiliate, as applicable, shall have the right in its discretion to satisfy any such Source Deductions by retaining or acquiring any Shares which would otherwise be issued or provided to a Participant hereunder, or withholding any portion of any cash amount payable to a Participant hereunder. The Company or the relevant Affiliate, as applicable, shall also have the right to withhold the delivery of any RSUs and RSU Shares and any cash payment payable to a Participant hereunder unless and until such Participant pays to the Company or the relevant Affiliate, as applicable, a sum sufficient to indemnify the Company or the relevant Affiliate, as applicable, for any liability to withhold tax in respect of the amounts included in the income of such Participant as a result of the settlement of RSUs under this Plan, to the extent that such tax is not otherwise being withheld from payments to such Participant by the Company or the relevant Affiliate, as applicable.

Section 2.5 Non-Transferability and Assignability

No Transfer or assignment of Restricted Share Units, whether voluntary, involuntary, by operation of law or otherwise (other than upon the death of the Participant), vests any interest or right in such Restricted Share Units whatsoever in any assignee or transferee.

Section 2.6 Participation in this Plan

(1)	A Restricted Share Unit granted hereunder shall not be deemed to give any Participant any interest or title or any rights as a Shareholder or any other legal or equitable right against the Company, or any of its Affiliates whatsoever, including without limitation, the right to vote as a Shareholder and the right to participate in any new issue of Shares to existing holders of Shares.

(2)	Participants (and their legal personal representatives) shall have no legal or equitable rights, claims, or interest in any specific property or assets of the Company or any Affiliate by virtue of being granted an RSU. No assets of the Company or any Affiliate shall be held in any way as collateral security for the fulfillment of the obligations of the Company or any Affiliate under this Plan. The Company’s or any Affiliate’s obligation under this Plan shall be merely that of an unfunded and unsecured promise of the Company or such Affiliate to issue Shares or pay money in the future, as applicable, and the rights of Participants (and their legal personal representatives) shall be no greater than those of unsecured general creditors.

(3)	The Plan shall not give any Eligible Person the right or obligation to or to continue to serve as a Consultant, director, officer or employee, as the case may be, to or of the Company or any of its Affiliates.

(4)	The Company makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting the Participant resulting from the grant or settlement of a Restricted Share Unit or transactions in the Shares. With respect to any fluctuations in the market value of Shares, neither the Company, nor any of its directors, officers, employees, shareholders or agents shall be liable for anything done or omitted to be done by such person or any other person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares hereunder, or in any other manner related to the Plan. For greater certainty, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Restricted Share Units will be granted to such Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

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Section 2.7 Notice

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid, or delivered by courier, by facsimile transmission or by electronic mail addressed, if to the Company, to the office of the Company in Toronto, Ontario, Attention: Corporate Secretary; or if to a Participant, to such Participant at his or her address as it appears on the books of the Company or in the event of the address of any such Participant not so appearing, then to the last known address of such Participant; or if to any other person, to the last known address of such person.

Section 2.8 Governing Law

The Plan shall be governed by the laws of British Columbia and the federal laws of Canada applicable therein.

Article 3
Restricted Share Units

Section 3.1 Grant

(1)	Subject to the provisions of this Plan, the Board may grant Restricted Share Units to any Eligible Person upon the terms, conditions and limitations set forth herein and such other terms, conditions and limitations permitted by and not inconsistent with this Plan as the Board may determine.

(2)	The grant of a Restricted Share Unit shall be evidenced by a Grant Certificate, signed on behalf of the Company.

(3)	The Company shall maintain a notional account for each Participant, in which shall be recorded the number of vested and unvested Restricted Share Units granted or credited to such Participant.

Section 3.2 Grant Limitations

(1)	Notwithstanding anything to the contrary herein, grants of Restricted Share Units shall be subject to the following limitations:

(a)	the aggregate number of Restricted Share Units and all other Security Based Compensation Plans granted to any one Eligible Person (and companies wholly owned by that Eligible Person) in a 12-month period must not exceed 5% of the Shares, calculated on the date a Restricted Share Unit is granted to the Eligible Person (unless the Company has obtained the requisite Disinterested Shareholder Approval);

(b)	the aggregate number of Restricted Share Units and all other Security Based Compensation Plans granted to Insiders, as a group, (and companies wholly owned by Insiders) at any time must not exceed 10% of the Shares, (unless the Company has obtained the requisite Disinterested Shareholder Approval;

(c)	the aggregate number of Restricted Share Units and all other Security Based Compensation Plans granted to Insiders, as a group, (and companies wholly owned by Insiders) in a 12-month period must not exceed 10% of the Shares, calculated on the date a Restricted Share Unit or other Security Based Compensation is granted to Insiders (unless the Company has obtained the requisite Disinterested Shareholder Approval;

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(d)	the aggregate number of Restricted Share Units and all other Security Based Compensation Plans granted to any one Consultant in a 12-month period must not exceed 2% of the Shares of the Company, calculated at the date a Restricted Share Unit is granted to the Consultant; and

(e)	persons involved in Investor Relations Activities are not eligible to receive Restricted Share Units.

Section 3.3 Dividend Equivalents

Each Participant’s notional account shall, from time to time, be credited with additional Restricted Share Units (including fractional Restricted Share Units), the number of which shall be determined by dividing:

(1)	the product obtained by multiplying the amount of each dividend declared and paid by the Company on the Shares on a per share basis (excluding stock dividends, but including dividends which may be paid in cash or in shares at the option of the shareholder) by the number of Restricted Share Units recorded in the Participant’s notional account (whether vested or unvested) on the record date for payment of any such dividend, by

(2)	the Fair Market Value of a Share on the dividend payment date for such dividend,

provided however that the Board shall not be obligated to issue fractional RSUs.

Without derogating from the foregoing, the maximum number of Common Shares issuable pursuant to this Plan will be included in calculating the limits set forth in all security-based compensation plans of the Company and those limitations listed in Sections 3.2 of this Plan, provided further that if the Company does not have sufficient Common Shares to satisfy its obligations due to the foregoing limitation restrictions the Company shall have the ability to make cash payments in lieu of the issuance of securities.

Section 3.4 Capital Adjustment

(a)	The existence of this Plan and any RSU granted hereunder shall not affect in any way the right and power of the Company or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization, or any other change in the Company’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Company, to create or issue any bonds, debentures, Shares or other securities of the Company or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Subsection 3.3(a) would have an adverse effect on this Plan or any RSU granted hereunder.

(b)	If there is any change in the outstanding Shares by reason of a split, recapitalization, consolidation, combination or exchange of shares or other similar corporate change, other than a Change of Control Event, subject to any prior approval required of applicable regulatory authorities, the Board may make appropriate substitution or adjustment in:

(i)	the number of RSUs reserved for issuance pursuant to the Plan; and

(ii)	the number of unvested RSUs theretofore granted,

provided, however, that no substitution or adjustment will obligate the Company to issue fractional RSUs. The determination of the Board as to any adjustment, or as to there being no need for adjustment, will be final and binding on all parties concerned.

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Section 3.5 Vesting

Except as otherwise provided in a Participant’s Grant Certificate or any other provision of this Plan all Restricted Share Units granted pursuant hereto shall vest on the later of (i) the date determined by the Board on which the Performance Criteria is achieved, if applicable, or (ii) the first (1st) anniversary of the Date of Grant provided the Participant is continuously employed by or in service with the Company, or any of its Affiliates, from the Date of Grant until such Vesting Date. All Restricted Share Units credited pursuant to this Plan shall vest simultaneously with the Restricted Share Units to which they relate.

Section 3.6 No Other Rights

Except as otherwise provided herein this Plan does not provide an Eligible Person any rights as a shareholder of the Company (including without limitation voting rights, dividend entitlement or rights on liquidation) until such time as the underlying Common Shares are issued to such Eligible Person.

Article 4
Settlement & Expiry

Section 4.1 Settlement of Restricted Share Units

(1)	Except as otherwise provided in a Participant’s Grant Certificate or any other provision of this Plan:

(a)	Settlement shall take the form of, to be decided in the sole discretion of the Board;

(i)	the issuance of Shares, or the purchase of Shares for the benefit of the Participants on the open market or by private transaction, in an amount equal to the number of vested Restricted Share Units to be settled on that Vesting Date; provided however, that the Company shall not be required to issue and/or cause to be delivered Shares or issue and/or cause to be delivered certificates evidencing Shares to be delivered pursuant to this Plan unless and until such issuance and delivery is in compliance with all Applicable Law; or

(ii)	a payment of cash to the Participant of an amount equal to the Fair Market Value of a Share on the Vesting Date, multiplied by the number of vested Restricted Share Units to be settled on that Vesting Date, the whole being subject to the terms of this Plan.

(2)	Following receipt of such Shares or payment, as applicable, the Restricted Share Units so settled shall be of no value whatsoever and shall be struck from the Participant’s notional account.

Section 4.2 Termination

(1)	Unless otherwise provided in the Participant’s Grant Certificate, but subject at all times to the 12 month limitation stipulated in Section 4.11(i) of Policy 4.4, and regardless of any adverse or potentially adverse tax or other consequences resulting from the foregoing:

(a)	if a Participant ceases to be an Eligible Person as a result of his or her termination with Cause or resignation without Good Reason, all unvested Restricted Share Units held by such Participant shall Expire on the Participant’s Termination Date;

(b)	if a Participant ceases to be an Eligible Person as a result of his or her Board approved retirement, any unvested Restricted Share Units held by such Participant shall continue to vest pro-rata according to the vesting schedule set out in Section 3.4 based on the number of completed months of active service or employment between the Date of Grant and the Vesting Date of such Restricted Share Units;

(c)	if a Participant ceases to be an Eligible Person as a result of his or her Good Leaver Termination, any unvested Restricted Share Units held by such Participant shall vest pro-rata on the Participant’s Termination Date based on the number of completed months of active service or employment between the Date of Grant and the Vesting Date of such Restricted Share Units; and

(d)	if a Participant ceases to be an Eligible Person as a result of his or her death, any unvested Restricted Share Units held by such Participant shall vest on the Participant’s Termination Date provided that the entitlement to make a claim by heirs/administrators must not exceed 1 year from the Participant’s death.

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For avoidance of doubt, the Participant’s Grant Certificate may permit the acceleration of the vesting of unvested Restricted Share Units upon Termination.

Section 4.3 Change of Control

Notwithstanding any other provision of this Plan, in the event of the occurrence of a Change of Control Event, with respect to all RSUs that are outstanding on the COC Date, (i) any and all requirements that any Performance Criteria, if any, be achieved for any purpose applicable to such Grants shall be waived as of the COC Date and (ii) each Participant who has received any RSU grants shall be entitled to receive, in full settlement of a RSU covered by a grant, a payment of cash equal to the Special Value (as defined below) for each RSU multiplied by the number of vested Restricted Share Units to be settled on that COC Date, the whole being subject to the terms of Section 2.4.

The term “Special Value” shall mean an amount with respect to each RSU determined as follows:

(a)	if any Shares are sold as part of the transaction constituting the Change of Control Event, the Special Value shall equal the weighted average of the price paid for those Shares by the acquirer, provided that if any portion of the consideration paid for such Shares by the acquirer is paid in property other than cash, the Board (as constituted immediately prior to the COC Date) shall determine the fair market value of such property as of the COC Date for purposes of determining the Special Value under this Section 4.3; and

(b)	if no Shares are sold as part of the transaction constituting the Change of Control Event, the Special Value shall equal the Fair Market Value.

Article 5

Section 5.1 Sub Plan for Participants Subject to Israeli Taxation

Any Participants who are resident in Israel shall be subject to the Sub Plan attached hereto as Appendix “A” (the “102 Plan”). For greater certainty any issuances to Participants subject to the 102 Plan shall only be issuable provided they do not contradict the regulations of the Exchange.

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SCHEDULE “A”
RESTRICTED SHARE UNIT

AWARD CERTIFICATE

Name:	[name and address of Participant]

Grant Date	[insert date]

A2Z Smart Technologies Corp. (the “Company”) has adopted the A2Z Smart Technologies Corp. Restricted Share Unit Plan (the “Plan”). Your Award is governed in all respects by the terms of the Plan, and the provisions of the Plan are hereby incorporated by reference. Capitalized terms used and not otherwise defined in this Agreement shall have the meanings set forth in the Plan. If there is a conflict between the terms of this Award Certificate and the Plan, the terms of the Plan shall govern.

Your Award	The Company hereby grants to you [●] Restricted Share Units.
Vesting	Subject to the terms of the Plan, Award of Restricted Share Units shall vest on ●.
Other Terms:	●

PLEASE SIGN AND RETURN A COPY OF THIS AWARD CERTIFICATE TO THE COMPANY.

By your signature below, you acknowledge (i) that you have received a copy of the Plan and have reviewed, considered and agreed to the terms of this Agreement and the Plan; and (ii) that you have requested and are satisfied that the Plan and the foregoing be drawn up in the English language. Le soussigné reconnaît qu’il a exigé que le Régime et ce qui précède soient rédigés et exécutés en anglais et s’en déclare satisfait.

Signature:	Date:

On behalf of the Company:

Name:
Title:

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APPENDIX “A”

A2Z SMART TECHNOLOGIES CORP.

RESTRICTED SHARE UNIT PLAN

SUB-PLAN FOR PARTICIPANTS SUBJECT TO ISRAELI TAXATION

This Sub-Plan (“Sub-Plan”) to the A2Z Smart Technologies Corp., Stock Restricted Share Unit Plan (the “Plan”) is hereby established effective as of the Effective Date.

1.	DEFINITIONS

As used herein, the following terms shall have the meanings hereinafter set forth, unless the context clearly indicates to the contrary. Any capitalized term used herein which is not specifically defined in this Sub-Plan shall have the meaning set forth in the Plan.

1.1.	“Affiliate” – for purposes of eligibility under the Sub-Plan shall have the meaning of the term in the Plan, provided however that any Affiliate shall be an “employing Company” within the meaning of such term in Section 102.

1.2.	“Controlling Shareholder” – shall have the meaning ascribed to such term in Section 32(9) of the Ordinance.

1.3.	“Eligible 102 Participants” – employees or officers of the Company which are not classified as Controlling Shareholders, before the grant of the Restricted Share Units and/or after such grant.

1.4.	“Ordinance” – the Israeli Income Tax Ordinance [New Version], 1961, and the rules and regulations promulgated thereunder, including without limitation, the Income Tax Rules (Tax benefits in Stock Issuance to Employees) 5763-2003, as are in effect from time to time, and any similar successor rules and regulations.

1.5.	“Section 102” – Section 102 of the Ordinance and the rules and regulations promulgated thereunder, as are in effect from time to time, and any similar successor rules and regulations.

1.6.	“Trustee” – the trustee designated or replaced by the Company and/or applicable Affiliate for the purposes of the Plan and this Sub-Plan and grants under Section 102 made thereunder and approved by the Israeli Tax Authorities all in accordance with the provisions of Section 102.

2.	GENERAL

2.1.	The purpose of this Sub-Plan is to establish certain rules and limitations applicable to Restricted Share Units granted to Participants, the grant of Restricted Share Units to whom (or the settlement or transfer thereof by whom) are subject to taxation in Israel (“Israeli Participants”), in order that such Restricted Share Units may comply with the requirements of Israeli law, including, if applicable, Section 102.

2.2.	The Plan and this Sub-Plan are complementary to each other and shall be read and deemed as one. In the event of any contradiction, whether explicit or implied, between the provisions of this Sub-Plan and the Plan, the provisions of this Sub-Plan shall prevail with respect to Restricted Share Units granted to Israeli Participants.

2.3.	Restricted Share Units may be granted under this Sub-Plan in one of the following tax tracks, at the Company’s discretion and subject to applicable restrictions or limitations as provided in applicable law including without limitation any applicable restrictions and limitations in Section 102 regarding the eligibility of Israeli Participants to each of the following tax tracks, based on their capacity and relationship towards the Company:

2.3.1.	“102 Trustee Restricted Share Unit” – an Restricted Share Unit granted through a Trustee in accordance with and pursuant to Section 102 in one of the following tax tracks: (i) the tax alternative set forth in Section 102(b)(2)/(3) of the Ordinance pursuant to which income resulting from the sale or transfer from the Trustee of RSU Shares derived from 102 Trustee Restricted Share Units is intended to be taxed as a capital gain, subject to meeting the required conditions thereunder (“Capital Gains Track”) or (ii) the tax alternative set forth in Section 102(b)(1) of the Ordinance pursuant to which income resulting from the sale or transfer from the Trustee of RSU Shares derived from 102 Trustee Restricted Share Units is taxed as ordinary income (“Ordinary Income Track”); or

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2.3.2.	“102 Non-Trustee Restricted Share Unit” – an Restricted Share Unit granted not through a Trustee in accordance with and pursuant to Section 102; or

2.3.3.	“3(i) Restricted Share Unit” – an Restricted Share Unit granted pursuant to Section 3(i) of the Ordinance.

3.	ADMINISTRATION

Without derogating from the powers and authorities of the Board detailed in the Plan, the Board shall have the sole and full discretion and authority, without the need to submit its determinations or actions to the shareholders of the Company for their approval or authorization, unless such approval is required to comply with applicable mandatory law, to administer this Sub-Plan and to take all actions related hereto and to such administration, including without limitation the performance, from time to time and at any time, of any and all of the following: (a) the determination of the specific tax track (as described in Section 2.3 above) in which the Restricted Share Units are to be issued; (b) the election by the Company, with respect to grant of 102 Trustee Restricted Share Units, of either one of the following tax tracks – “Capital Gains Track” or “Ordinary Income Track”, as provided in and in accordance with Section 102 (the “Election”); (c) the appointment of the Trustee; and (d) the adoption of forms of Grant Certificate to be applied with respect to Israeli Participants, incorporating and reflecting, inter alia, relevant provisions regarding the grant of Restricted Share Units in accordance with this Sub-Plan, and the amendment or modification from time to time of the terms of such Grant Certificate.

4.	SECTION 102 ELECTION

4.1.	102 Trustee Restricted Share Units shall be granted pursuant to either (a) Section 102(b)(2)/(3) of the Ordinance as Capital Gains Track or (b) Section 102(b)(1) of the Ordinance as Ordinary Income Track. The Company’s Election regarding the type of 102 Trustee Restricted Share Unit it chooses to make shall be filed with the Israeli Tax Authority (the “ITA”). Once the Company has filed such Election, it may change the type of 102 Trustee Restricted Share Units that it chooses to make only after the lapse of at least 12 months from the end of the calendar year in which the first grant was made in accordance with the previous Election, in accordance with Section 102. For the avoidance of doubt, such Election shall not prevent the Company from granting 102 Non-Trustee Restricted Share Unit to Eligible 102 Participants at any time.

4.2.	Eligible 102 Participants may receive only 102 Trustee Restricted Share Units or 102 Non-Trustee Restricted Share Units under this Sub-Plan. Israeli Participants who are not Eligible 102 Participants may be granted only 3(i) Restricted Share Units under this Sub-Plan.

4.3.	The Grant Certificate shall indicate whether the grant is a 102 Trustee Restricted Share Unit, a 102 Non-Trustee Restricted Share Unit or a 3(i) Restricted Share Unit; and, if the grant is a 102 Trustee Restricted Share Units, the Election of tax track.

5.	102 TRUSTEE RESTRICTED SHARE UNITS

5.1.	Notwithstanding anything to the contrary in the Plan, 102 Trustee Restricted Share Units granted hereunder shall be granted to, and the RSU Shares issued pursuant thereto and all rights attached thereto (including bonus shares), shall be issued to the Trustee, and all such Restricted Share Units and RSU Shares shall be registered in the name of the Trustee, who shall hold them in trust until such time as they are released by the transfer or sale thereof by the Trustee which will be at least such period of time as required by the provisions of Section 102 applicable to 102 Trustee Restricted Share Units (the “Restricted Period”). In case the requirements of Section 102 for 102 Trustee Restricted Share Units are not met, then the 102 Trustee Restricted Share Units may be regarded as 102 Non-Trustee Restricted Share Units, all in accordance with the provisions of Section 102.

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5.2.	Notwithstanding anything to the contrary in the Plan, the date of grant of a 102 Trustee Restricted Share Unit shall be the date of the resolution of the Board approving the grant of such Restricted Share Units, which in the case of 102 Trustee Restricted Share Units shall not be before the lapse of 30 days (or such other period which may be determined by the Ordinance from time to time) from the date upon which the Plan is first submitted to the ITA.

5.3.	Subject to the provisions of Section 102 and any rules or regulation or orders or procedures promulgated thereunder, the Israeli Participant shall provide the Company and the Trustee with a written undertaking and confirmation under which the Israeli Participant confirms that he/she is aware of the provisions of Section 102 and the elected tax track and agrees to the provisions of the trust agreement between the Company and the Trustee, and undertakes not to release, by sale or transfer, the 102 Trustee Restricted Share Units, and the RSU Shares issued pursuant thereof, and all rights attached thereto (including bonus shares) prior to the lapse of the Restricted Period. The Israeli Participant shall not be entitled to sell or release from trust the 102 Trustee Restricted Share Units, nor the RSU Shares issued pursuant thereof, nor any right attached thereto (including bonus shares), nor to request the transfer or sale of any of the same to any third party, before the lapse of the Restricted Period. Notwithstanding the above, if any such sale or transfer occurs during the Restricted Period, the sanctions under Section 102 of the Ordinance and under any rules or regulation or orders or procedures promulgated thereunder shall apply to and shall be borne by such Israeli Participant.

5.4.	Without derogating and subject to the above, and to all other applicable restrictions in the Plan, this Sub-Plan, the Grant Certificate and applicable law, the Trustee shall not release, by sale or transfer, the RSU Shares issued pursuant to 102 Trustee Restricted Share Units, and all rights attached thereto to the Israeli Participant, or to any third party to whom the Israeli Participant wishes to sell the RSU Shares (unless the contemplated transfer is by will or laws of descent) unless and until the Trustee has either (a) withheld payment of all taxes required to be paid upon the sale or transfer thereof, if any, or (b) received confirmation either that such payment, if any, was remitted to the tax authorities or of another arrangement regarding such payment, which is satisfactory to the Company and the Trustee.

5.5.	Without derogating from the provisions of the Plan, it is hereby further clarified that with respect to RSU Shares issued pursuant to 102 Trustee Restricted Share Units, as long as they are registered in the name of the Trustee, the Trustee shall be the registered owner of such RSU Shares. Notwithstanding, the Trustee shall not exercise the voting rights conferred by such RSU Shares in any way whatsoever, and shall issue a proxy to the Israeli Participant to vote such shares, subject to and in accordance with the provisions of Section 102.

5.6.	Cash dividends paid or distributed, if any, with respect to RSU Shares issued pursuant 102 Trustee Restricted Share Units shall be remitted directly to the Israeli Participant who is entitled to the 102 Trustee Restricted Share Units for which the dividends are being paid or distributed, subject to any applicable taxation on such distribution of dividend, and the withholding thereof, and when applicable, subject to the provisions of Section 102.

5.7.	All bonus shares to be issued by the Company, if any, with regard to RSU Shares issued pursuant to 102 Trustee Restricted Share Units, while held by the Trustee, shall be registered in the name of the Trustee; and all provisions applying to such RSU Shares shall apply to bonus shares issued by virtue thereof, if any, mutatis mutandis. Said bonus shares shall be subject to the Restricted Period of the 102 Trustee Restricted Share Units by virtue of which they were issued.

5.8.	The Company shall be under no duty to ensure, and no representation or commitment is made, that any of the Restricted Share Units qualifies or will qualify under any particular tax treatment (such as Section 102), nor shall the Company be required to take any action for the qualification of any of the Restricted Share Units under such tax treatment. The Company shall have no liability of any kind or nature in the event that, for any reason whatsoever, the Restricted Share Units do not qualify for any particular tax treatment.

5.9.	Solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if on the date of grant the Company’s RSU Shares are listed on any established stock exchange or a national market system or if the Company’s RSU Shares will be registered for trading within ninety (90) days following the date of grant of 102 Trustee Restricted Share Units, the fair market value of the RSU Shares at the date of grant shall be determined in accordance with the average value of the Company’s RSU Shares on the thirty (30) trading days preceding the date of grant or on the thirty (30) trading days following the date of registration for trading, as the case may be.

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5.10.	Notwithstanding the provisions of the Plan, 102 Trustee Restricted Share Units may be settled in the form of issuance of Shares only and not for cash.

6.	102 NON-TRUSTEE RESTRICTED SHARE UNITS

6.1.	102 Non-Trustee Restricted Share Units granted hereunder shall be granted to, and the RSU Shares issued pursuant to the settlement thereof, issued to, the Israeli Participant.

6.2.	Without derogating and subject to the above, and to all other applicable restrictions in the Plan, this Sub-Plan, the Grant Certificate and applicable law, the RSU Shares issued pursuant to the settlement of the 102 Non-Trustee Restricted Share Units, and all rights attached thereto shall not be transferred unless and until the Company has either (a) withheld payment of all taxes required to be paid upon the sale or transfer thereof, if any, or (b) received confirmation either that such payment, if any, was remitted to the tax authorities or of another arrangement regarding such payment, which is satisfactory to the Company.

6.3.	An Israeli Participant to whom 102 Non-Trustee Restricted Share Units are granted must provide, upon termination of his/her employment, a surety or guarantee to the satisfaction of the Company, to secure payment of all taxes which may become due upon the future transfer of his/her RSU Shares to be issued pursuant to 102 Non-Trustee Restricted Share Units, all in accordance with the provisions of Section 102.

7.	3(I) RESTRICTED SHARE UNITS

7.1.	3(i) Restricted Share Units granted hereunder shall be granted to, and the RSU Shares issued pursuant thereto issued to, the Israeli Participant.

7.2.	Without derogating and subject to the above, and to all other applicable restrictions in the Plan, this Sub-Plan, the Grant Certificate and applicable law, the 3(i) Restricted Share Units cannot be settled unless and until the Company has either (a) withheld payment of all taxes required to be paid upon the settlement thereof, if any, or (b) received confirmation either that such payment, if any, was remitted to the tax authorities or of another arrangement regarding such payment, which is satisfactory to the Company.

8.	TAX CONSEQUENCES

8.1.	Without derogating from and in addition to any provisions of the Plan, any and all tax and/or other mandatory payment consequences arising from the grant, settlement or vesting of Restricted Share Units, the payment for or the transfer or sale of RSU Shares, or from any other event or act in connection therewith (including without limitation, in the event that the Restricted Share Units do not qualify under the tax classification/tax track in which they were intended) whether of the Company, an Affiliate, the Trustee or the Israeli Participant, including without limitation any non-compliance of the Israeli Participant with the provisions hereof, shall be borne solely by the Israeli Participant. The Company, any applicable Affiliate, and the Trustee, may each withhold (including at source), deduct and/or set-off, from any payment made to the Israeli Participant, the amount of the taxes and/or other mandatory payments of which is required with respect to the Restricted Share Units and/or RSU Shares. Furthermore, each Israeli Participant shall indemnify the Company, the applicable Affiliate and the Trustee, or any one thereof, and hold them harmless from any and all liability for any such tax and/or other mandatory payments or interest or penalty thereupon, including without limitation liabilities relating to the necessity to withhold, or to have withheld, any such tax and/or other mandatory payments from any payment made to the Israeli Participant.

8.2.	Without derogating from the aforesaid, each Israeli Participant shall provide the Company and/or any applicable Affiliate with any executed documents, certificates and/or forms that may be required from time to time by the Company or such Affiliate in order to determine and/or establish the tax liability of such Israeli Participant.

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8.3.	Without derogating from the foregoing, it is hereby clarified that the Israeli Participant shall bear and be liable for all tax and other consequences in the event that his/her 102 Trustee Restricted Share Units and/or the RSU Shares issued pursuant to the settlement thereof are not held for the entire Restricted Period, all as provided in Section 102

8.4.	The Company and/or, when applicable, the Trustee shall not be required to release any share certificate to an Israeli Participant until all required payments have been fully made.

9.	SUBORDINATION TO THE ORDINANCE

9.1.	It is clarified that the grant of the 102 Trustee Restricted Share Units hereunder is subject to the filing with the ITA of the Plan and this Sub-Plan, in accordance with Section 102.

9.2.	Any provisions of Section 102 or Section 3(i) of the Ordinance and/or any of the rules or regulations promulgated thereunder, which are not expressly specified in the Plan or in the applicable Grant Certificate, including without limitation any such provision which is necessary in order to receive and/or to keep any tax benefit, including but not limited any tax ruling received in connection with the Plan and this Sub-Plan, and any approval or guidance issued by the ITA shall be deemed incorporated into this Sub-Plan and binding upon the Company, any applicable Affiliate and the Israeli Participant and shall be considered binding upon the Company and the Participants.

9.3.	The Restricted Share Units, the Plan, this Sub-Plan and any applicable Grant Certificate are subject to the applicable provisions of the Ordinance, which shall be deemed an integral part of each, and which shall prevail over any term that is inconsistent therewith.

10.	GOVERNING LAW & JURISDICTION

This Sub-Plan shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the principles of conflict of laws. The competent courts of the central district and/or the competent courts of Tel-Aviv, Israel shall have sole jurisdiction in any matters pertaining to this Sub-Plan.

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